

January 21, 2010

via U.S. mail and facsimile

Mr. Alexander Dannikov, President, Chief Executive Officer and Chief Financial Officer
Bosco Holdings, Inc.
26 Utkina Street, Suite 10
Irkutsk, Russia 664007

      RE: **Bosco Holdings, Inc.**
              Forms 10-Q for the periods ended June 30, 2009 and September 30, 2009
              File No. 333-144509

Dear Mr. Dannikov:

      We have reviewed your response letter dated January 12, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Please tell us when you expect to file the amended Form 10-K for the year ended March 31, 2009.

Form 10-Q for the period ended June 30, 2009

Item IV. Controls and Procedures, page 17

3. We have read your response to comment 5 in our letter dated October 30, 2009. Please confirm that you will amend your June 30, 2009 Form 10-Q to address the discrepancy related to your disclosure controls and procedures; that is, that disclosure controls and procedures were not effective at the reasonable assurance level as of June 30, 2009, due to the material weaknesses as disclosed in the December 31, 2008 Form 10-K. Please tell us when you expect to file this amended Form 10-Q.

Form 10-Q for the period ended September 30, 2009

Item IV. Controls and Procedures, page 17

4. We note from page 18 that there were no changes in your internal control over financial reporting during the period ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Given there were no such changes, it is not clear how management may appropriately conclude that disclosure controls and procedures were effective at the reasonable assurance level for the period ended September 30, 2009, when you have told us that disclosure controls and procedures were not effective as of June 30, 2009. Please advise or amend your September 30, 2009 Form 10-Q accordingly.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief